FREE WRITING PROSPECTUS dated September 8, 2010	Filed pursuant to Rule 433
to Prospectus Supplement and Prospectus dated February 4, 2010	Registration Statement No. 333-164694
relating to the Eksportfinans ASA U.S. Medium Term Note Program

USD 1,250,000,000.00 Benchmark due September 15, 2015

Final Terms and Conditions

Issuer:	Eksportfinans ASA

Format:	SEC Registered Global Note

Rating:	Aa1 (negative outlook) (Moody’s) / AA (outlook stable) (Standard & Poor’s) / AA (outlook stable) (Fitch)†

Size:	USD 1,250,000,000.00

Pricing Date:	September 8, 2010

Settlement Date:	September 15, 2010 (T+5)

Maturity:	September 15, 2015

Coupon:	2.000%, semi-annually

Interest Payment Dates:	September 15 and March 15, commencing March 15, 2011

Benchmark Security:	UST 1.250% due August 31, 2015

Benchmark Yield:	1.444%

Issue Price:	99.745%

Re-offer Yield:	2.054% s.a.

Re-offer Spread:	Mid-swaps + 42 bps / CT5 + 61 bps

Gross Commission:	0.125%

Net Proceeds Before Expenses:	99.620%

Business Days:	New York, London

Day Count Fraction:	30/360

Business Day Convention:	Following, unadjusted

Denominations:	USD 2,000.00 and integral multiples of USD 1,000.00 thereafter

Listing:	NYSE

Leads:	Goldman Sachs International J.P. Morgan Morgan Stanley

Co-managers:

Bank of America Merrill Lynch
Barclays Bank PLC
Citigroup Global Markets Limited
Credit Suisse Securities (Europe) Limited
HSBC Bank plc
Mitsubishi UFJ Securities International plc
Nomura International plc
UBS

† A credit rating reflects the creditworthiness of the Issuer in the view of the rating agency and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman Sachs toll-free at 1-866-471-2526, J.P. Morgan collect at 1-212-834-4533 or Morgan Stanley at 1-866-718-1649.

We will not offer or sell notes into the United States except through U.S. registered broker-dealers.

This confidential term sheet is for discussion purposes only. Under no circumstances may a copy of this confidential term sheet be shown, transmitted or otherwise given to any person other than your authorised representatives. Under no circumstances is this confidential term sheet to be used or considered as a firm offer to sell or as a solicitation of a firm offer to buy any security.